6601 Lyons Road

L 6 Coconut Creek, FL 33073

Telephone 561.212.3816

Facsimile 754.227.5970

February 22, 2018

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

H. Roger Schwall, Assistant Director

Office of Natural Resources Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:

NutraFuels, Inc. (the “Company”)

Registration Statement on Form 10-12G

Filed January 3, 2018

File No. 0-55144

Dear Mr. Schwall,

Please find below, the responses to the Commission’s Comment Letter dated January 3, 2018 regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1.

Government Regulation, page 13

1. We note your response to prior comment three of our letter dated December 13, 2017. Please address the inconsistency between the statements that the FDA “has also determined that products containing THC and CBD are drugs which require its approval” and “[t]he FDA has not created an exemption that would make its regulations not applicable to Hemp Finished Products” on the one hand, and your statement that “[w]e have not obtained and do not plan to obtain FDA approval of our Hemp Finished Products.” It is not clear why the statement “this product is not intended to diagnose, treat, cure, or prevent any disease or health condition” would exempt you from the need to obtain FDA approval.

Company Response to SEC Comment 1.

We have revised our disclosures to discuss the regulations applicable to our industrial hemp-CBD oil products as follows:

 Regulation of our Hemp Finished Products.

The sale of our Hemp Finished Products is potentially subject to a complex web of federal and state regulations that are evolving at a rapid rate. The formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to regulation by one or more federal agencies, principally the Food and Drug Administration (“FDA”), the Federal Trade Commission ("FTC"), and, to a lesser extent, the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture (“USDA”), Drug Enforcement Agency (“DEA”) and the Environmental Protection Agency (“EPA”). Our activities are also regulated by various governmental agencies for the states and localities in which our products are sold, as well as by governmental agencies in certain countries outside the United States in which our products are sold. These agencies can change their rules at any time. Should we become subject to FDA, DEA or other enforcement proceedings we would have to cease operations.

 FDA Regulation of our Hemp Finished – CBD Products

The FDA under the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, distribution and sale of drugs, food, including dietary supplements, and over-the-counter drugs. We believe our Hemp Finished Products are dietary supplements, not drugs. We have not obtained and do not plan to obtain FDA approval of our Hemp Finished Products. Notwithstanding the preceding statement, the FDA has published position statements, but has not adopted any rules stating, that products containing THC and CBD are drugs which require FDA approval. To date, the FDA has not recognized any product containing derivatives of industrial hemp intended for human or animal consumption as “GRAS” or Generally Recognized as Safe.”  Further, the FDA has established its position that derivatives from cannabis – even if from lawful industrial hemp – are considered an adulterant not appropriate for inclusion in food or dietary supplements.

As a result, we could be subject to enforcement proceedings by the FDA. We do not believe that FDA enforcement proceedings are likely since our products only contain trace elements of THC and do not cause the "high" associated with the THC in marijuana. Additionally, Hemp Finished Products are sold by large retailers online including Whole Foods, Publix, Wal-Mart and others.  Despite the foregoing, should we become subject to FDA, DEA or other enforcement proceedings we would have to cease operations.

Drug Enforcement Agency Regulation of our Hemp Finished – CBD Products

On December 14, 2016, the DEA issued a “Final Rule,” effective January 13, 2017, creating a separate Administration Controlled Substances Code Number for “marihuana extract” under Schedule I, defining “marihuana extract” as “an extract containing one or more cannabinoids,” and stated that “all extracts that contain CBD will also contain at least small amounts of other cannabinoids.” The Final Rule is currently subject to pending challenge, before the Ninth Circuit Court of Appeals, where oral argument was given February 15, 2018. This legal challenge is supported by a bipartisan amicus brief, filed in January 2018, by at least 28 members of Congress in the above-referenced legal challenge to the Final Rule. A ruling in this legal challenge is expected in late 2018; the outcome of this legal challenge, if in favor of the DEA, could cause us to cease the distribution of our industrial hemp products.

In March 2017, the DEA clarified that: (i) the Final Rule does not include materials or products that are excluded from the definition of marijuana set forth in the Controlled Substances Act (“CSA”), (ii) the new drug code includes only those extracts that fall within the CSA definition of marijuana and (iii) if a product consisted solely of parts of the cannabis plant excluded from the CSA definition of marijuana, such product would not be included in the new drug code (7350) or in the drug code for marijuana (7360).

The Agricultural Act of 2014, known as the “Farm Bill”, which provides for the domestic cultivation of “industrial hemp”, begins with the clause “Notwithstanding the [CSA] . . .” thus indicating that “industrial hemp” is not to be treated as a controlled substance. This interpretation is supported by the Amicus Brief.

Because our Hemp Finished Products are derived from “industrial hemp,” our products are excluded from the CSA definition of “marihuana.” However, other regulations, such as those of the FDA, are applicable to Hemp Finished Products sold as a food, drug or dietary supplement. The FDA under the Federal Food, Drug, and Cosmetic Act, ("FDCA"), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of food, drugs, dietary supplements, and over-the-counter drugs.  The FDA has published position statements, but has not adopted any rules stating, that products containing THC and CBD are drugs which require FDA approval. Further to date, the FDA has not recognized any product containing derivatives of industrial hemp intended for human or animal consumption as “GRAS” or Generally Recognized as Safe.”  However, the FDA has established its position that derivatives from cannabis – even if from lawful industrial hemp – are considered an adulterant not appropriate for inclusion in food or dietary supplements.

In January 2018, Attorney General Jeff Sessions announced the rescission of the Cole Memo, memoranda penned by Deputy Attorney General James Cole several years prior, during the Obama Administration. The Cole Memo had instructed U.S. Attorneys across the U.S. to expend federal resources on both federally and state illicit activity related to marijuana, as opposed to expending such resources against marijuana-related business activities acting in accordance with state law (though still federally illegal). Essentially, under the Cole Memo, so long as acting in compliance with state law, marijuana-related business activities would not face intervention or prosecution by federal authorities. The new policy implemented by Mr. Sessions now instructs U.S. Attorneys to exercise their own discretion in ascertaining how to expend federal prosecutorial resources. Though concerning rhetoric, in practice, Mr. Sessions’ policy has led to little practice change in the month since Mr. Sessions’ announcement. For example, in Colorado, U.S. Attorney Robert Troyer, Colorado Attorney General Cynthia Coffman and Senator Cory Gardner all quickly announced that little change in enforcement activity would change. Moreover, for the reasons described above, we do not believe the Hemp Finished Products to be appropriately treated as a controlled substance, and thus, neither the Cole Memo, nor Mr. Sessions’ rescission thereof, applies to the Hemp Finished Products. However, if federal enforcement activity does change as to Hemp Finished Products as a result of Mr. Sessions’ policy change, such enforcement activities could cause us to cease operations.

 Other Regulations Impacting our Hemp Finished - CBD Products

Some states are considering various taxation of marijuana-related products including hemp finished products. These considerations seem to range from routine sales taxes to taxes similar to those imposed on tobacco products. Though, for the reasons described above, we do not believe the Hemp Finished Products to be subject to any marijuana-related taxation schemes, it is unclear whether Hemp Finished Products would fall under these tax plans if and when they are imposed.

 IRS section 280(E) prevents cannabis companies from deducting expenses from their income, except for those considered cost of goods sold. No deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by federal law or the law of any State in which such trade or business is conducted. Though, for the reasons described above, we do not believe the Hemp Finished Products to be appropriately treated as a controlled substance, IRC 280(E) is enforced against the Company relating to deductions concerning its Hemp Finished Products, such tax treatment could create operating and cash flow problems in the future.

Sincerely,

    /s/ Edgar Ward

Edgar Ward

Chief Executive Officer

& President

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